

Mail Stop 4631

October 19, 2009

<u>**Via U.S. Mail**</u>

Ezra Green
Chief Executive Officer
Clear Skies Solar, Inc.
200 Old Country Road, Suite 610
Mineola, New York 11501-4241

> **Re: Clear Skies Solar, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 8, 2009**
> **File No. 333-159730**

Dear Mr. Green:

        We have reviewed your responses to the comments in our letter dated September 3, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note that you are registering the sale of 26,981,705 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Calculation of Registration Fee

2.   Refer to footnote (1) of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of convertible securities. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. See Interpretation 139.10 under the Division's Securities Act Sections Compliance and Disclosure Interpretations, available at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Management's Discussion and Analysis of Financial Condition . . . , page 13

3.   We note your response to comment eight issued in our letter dated September 3, 2009. Please revise your disclosure in this section to address whether you believe you will have the financial ability to make payments on your debt, specifically the overlying securities issued in the May, July and September private placement transactions.

Selling Stockholders, page 36

4.   We note your response to comments one, two, three, four, five, six, seven, eight, and ten issued in our letter dated September 3, 2009. Please revise your prospectus to include the disclosures you provided to us in your response letter.

5.   Please disclose the date(s) on which and the manner in which KHG Trust and Sichenzia Ross Friedman Ference LLP obtained the shares of common stock.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397, or in their absence, myself at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Harvey J. Kesner, Esq. and Ben Reichel, Esq. (*via facsimile* (212) 930-9725)
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006